[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Revolution Medicines, Inc. with respect to portions of this letter.

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January 27, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-1090	FOIA Confidential Treatment Request Under 17 C.F.R §200.83

Attention:	Bonnie Baynes
Lisa Vanjoske
Sonia Bednarowski
Dietrich King

Re:	Revolution Medicines, Inc.
Registration Statement on Form S-1
Filed on January 17, 2020
File No. 333-235968

Ladies and Gentlemen:

On behalf of Revolution Medicines, Inc. (the “Company”), set forth below is information in response to comment number 9 contained in the letter to the Company dated October 16, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form S-1 that was originally confidentially submitted to the Commission on September 19, 2019 and, as subsequently revised, was publicly filed by the Company on January 17, 2020 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

CONFIDENTIAL TREATMENT REQUESTED BY REVOLUTION MEDICINES, INC. RVMD-1001

January 27, 2020

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies, significant judgments and use of estimates—Stock-based compensation” and “—Common stock valuation” (the “MD&A”) and appears on pages 105 through 106 of the Registration Statement.

The Company confirms to the Staff that no price range has yet been provided in the preliminary prospectus included in the Registration Statement. However, the Company has authorized us to inform the Staff supplementally that, based on consultations with the lead underwriters, input received from testing-the-waters meetings (the “TTW Meetings”), and considerations of the current market conditions, if the marketing of the initial public offering (the “IPO”) were to commence today, the Company’s present view is that the estimated offering range would be $[***] to $[***] per share (the “Preliminary IPO Price Range”). The share numbers, Preliminary IPO Price Range, exercise prices and fair values do not take into account a reverse stock split that the Company intends to implement in connection with the IPO.

The Company advises the Staff that the Preliminary IPO Price Range represents the Company’s current belief of what the indicative price range in the preliminary prospectus may be, but that the actual indicative price range in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters of the IPO, which is expected to occur shortly before the printing of the preliminary prospectus for the IPO. Therefore, the preliminary estimated indicative price range is subject to further change as a result of various factors, including market conditions and subsequent developments with respect to the Company’s business. Upon completion of this valuation process, the Company will narrow the indicative price range to establish a bona fide offering price range not to be greater than $[***] between the low end of the range and the top end of the range.

To assist the Staff in its evaluation of the Company’s accounting for stock-based compensation, the Company has provided the analysis as set forth below.

DETERMINATION OF FAIR VALUE OF COMMON STOCK

As described in the Registration Statement, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). Specifically, the fair value of the shares of common stock underlying the Company’s stock options has been determined by the Company’s Board of Directors (the “Board”). Because there has been no public market for the Company’s common stock, and in the absence of recent arm’s-length cash sales transactions of the Company’s common stock with independent third parties, the Board has determined the fair value of the common stock by considering a number of objective and subjective factors, including independent third-party valuations as of December 31, 2018, May 31, 2019 and September 30, 2019. The Board gave consideration to expected material grants of common stock options in determining when to obtain independent third-party valuations.

CONFIDENTIAL TREATMENT REQUESTED BY REVOLUTION MEDICINES, INC. RVMD-1002

January 27, 2020

As described in greater detail in the MD&A, these valuations have utilized combinations of (i) the income approach (in the particular, the discounted cash flow (“DCF”) analysis), (ii) the option-pricing method (“OPM”) and (iii) the probability-weighted expected return method (“PWERM”) for determining the fair value of the Company’s common stock. A DCF analysis attempts to value an asset or security by estimating the present value of the future cash flows it is expected to produce. Projected cash flows are then discounted to a present value employing a discount rate that properly accounts for the estimated market-weighted average cost of capital, as well as any risk unique to the subject cash flows. The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the company’s total stockholders’ equity. In particular, total stockholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class of equity. Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of equity, discounted for a lack of marketability.

For the valuations conducted prior to September 30, 2019, the Company utilized a DCF analysis to estimate the fair value of the Company’s total stockholders’ equity, and then utilized the OPM to allocate such value to the various classes of the Company’s equity, as described in further detail below. Beginning with the September 30, 2019 Valuation (as defined below), the Company utilized a hybrid approach of the OPM and the PWERM, an accepted valuation approach under the Practice Guide, for determining the fair value of the Company’s common stock (the “Hybrid Method”). The Hybrid Method estimates the probability-weighted value across multiple scenarios but uses the OPM to estimate the allocation of value within one or more of the scenarios. The Company determined to incorporate the PWERM into its valuation methodology as values associated with various potential outcomes were considered estimable, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Board determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

In the course of preparing the Company’s consolidated financial statements with a retrospective view, the Company also estimated the fair value of its common stock for financial reporting purposes. For purposes of this determination with respect to the Company’s stock option grants after May 31, 2019, the Company assumed that the fair value of the common stock increased on a linear basis from the valuation preceding the applicable grants to the valuation

CONFIDENTIAL TREATMENT REQUESTED BY REVOLUTION MEDICINES, INC. RVMD-1003

January 27, 2020

following the applicable grants (or, in the case of the grants made on December 18, 2019, the midpoint of the Preliminary IPO Prince Range of approximately $[***] per share (the “Midpoint Price”)). The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, led to the changes in the fair value of the underlying common stock. Applying this linear interpolation, the Company determined the fair value of its common stock for financial reporting purposes.

GRANTS OF COMMON STOCK OPTIONS DURING THE PRECEDING 12 MONTHS

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the previous 12 months, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock on the grant date for financial reporting purposes.

Grant Date	Number of Shares Underlying Stock Options Granted	Per Share Exercise Price		Estimated Fair Value per Share for Financial Reporting Purposes
March 13, 2019	5,900,988	$0.84			$0.84
August 8, 2019	9,829,904	$0.97	(a)		$1.28	(b)
September 11, 2019	32,000	$0.97	(a)		$1.44	(b)
December 18, 2019	1,348,025	$1.54		$	[***]	(c)

(a)	See Note 1 on page 6 below for a discussion regarding the difference between the exercise price per share and estimated grant-date fair value for financial reporting purposes.
(b)

Fair value determined for financial reporting purposes, assuming that the fair value of the Company’s common stock increased on a linear basis from the fair value of its common stock as determined pursuant to the May 31, 2019 Valuation (as defined below), which was $0.92 per share, to the fair value of its common stock as determined pursuant to the September 30, 2019 Valuation, which was $1.54 per share.

(c)

Fair value determined for financial reporting purposes, assuming that the fair value of the Company’s common stock increased on a linear basis from the fair value of its common stock as determined pursuant to the September 30, 2019 Valuation, which was $1.54 per share, to the Midpoint Price.

VALUATIONS AND OPTION GRANTS OVER THE PREVIOUS 12 MONTHS

December 31, 2018 Valuation and March 13, 2019 Grants

A valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of December 31, 2018 to be $0.84 per share (the “December 31, 2018 Valuation”).

For the December 31, 2018 Valuation, the Company utilized a DCF analysis to estimate the value of the Company’s total stockholders’ equity as $[***] million on a minority, marketable basis. The Company then employed the OPM to allocate the total stockholders’ equity value to the various classes of the Company’s stockholders based on their respective claims on a series of call options with strike prices at various value levels depending on the rights and preferences of each

CONFIDENTIAL TREATMENT REQUESTED BY REVOLUTION MEDICINES, INC. RVMD-1004

January 27, 2020

class. The Company did not utilize the PWERM in the December 31, 2018 Valuation because the Company had not, at the time of such valuation, initiated discussions with bankers or begun planning regarding a potential IPO, and therefore could not, at such time, reasonably estimate the form and timing of potential liquidity events.

In applying the OPM, the Company utilized an estimated time to liquidity of [***] years, a risk free rate of [***]% and an estimated volatility of [***]%, which resulted in an estimated fair value of the Company’s common stock of $[***] per share, on a minority, marketable basis. In determining the estimated fair value of the common stock, the Board and the third-party valuation firm also considered the fact that the Company’s stockholders could not freely trade the common stock in the public markets. Because the common stock represented a non-marketable equity interest in a private enterprise, a discount for lack of marketability (“DLOM”) of [***]% was applied to the estimated fair value of the common stock on a marketable basis, resulting in an estimated fair value of the common stock of $0.84 per share on a minority, non-marketable basis. The DLOM was estimated based on consideration of both a simple protective put analysis, as well as the modified put analysis known as the Finnerty Method, a method of estimating a DLOM using the OPM as outlined in the Practice Guide.

In connection with the grants of stock options made on March 13, 2019, the Board concluded that the estimated fair value of the Company’s common stock was $0.84 per share in consideration of the valuation analysis as of December 31, 2018 and other objective and subjective factors as appropriate. For financial reporting purposes, no interpolation was performed because there was not a significant increase in the fair value of common stock between the valuations preceding and following these option grants.

May 31, 2019 Valuation and August 9, 2019 and September 11, 2019 Grants

A valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of May 31, 2019 to be $0.92 per share (the “May 31, 2019 Valuation”).

For the May 31, 2019 Valuation, the Company utilized a DCF analysis to estimate the value of the Company’s total stockholders’ equity as $[***] million on a minority, marketable basis. The Company then employed a multi-scenario OPM analysis to compute the probability-weighted value of the common stock across two scenarios: the IPO and the non-IPO scenarios. The Company included an IPO scenario in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term following the organizational meeting for its IPO on July 30, 2019, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions. Based on these considerations, the Company assigned a [***]% probability to the IPO scenario and a [***]% probability to the non-IPO scenario.

In applying the OPM for the IPO scenario, the Company utilized an estimated time to liquidity of [***] years, a risk free rate of [***]% and an estimated volatility of [***]%, which resulted in an estimated fair value of the common stock in the IPO scenario of $[***] per share, on a minority, marketable basis. In applying the OPM for the non-IPO scenario, the Company

CONFIDENTIAL TREATMENT REQUESTED BY REVOLUTION MEDICINES, INC. RVMD-1005

January 27, 2020

utilized an estimated time to liquidity of [***] years, a risk free rate of [***]% and an estimated volatility of [***]%, which resulted in an estimated fair value of the common stock in the non-IPO scenario of $[***] per share, on a minority, marketable basis. Because the common stock represented a non-marketable equity interest in a private enterprise, a DLOM of [***]% was applied in the IPO scenario and a DLOM of [***]% was applied in the non-IPO scenario, resulting in estimated fair values of the common stock of $[***] per share and $[***] per share, respectively. The DLOMs were estimated based on consideration of both a simple protective put analysis, as well as the Finnerty Method. Applying the estimated probabilities of [***]% to the IPO scenario and [***]% to the non-IPO scenario, the Company estimated that the fair value of common stock as of May 31, 2019 was $0.92 per share on a minority, non-marketable basis.

The following table sets forth the results of the multi-scenario OPM analysis used to determine the estimated value per share of the Company’s common stock in the May 31, 2019 Valuation:

	IPO			Non-IPO
Estimated fair value of common stock on a minority, marketable basis	$	[***]		$	[***]
DLOM		[***]	%		[***]	%

Estimated fair value per share on a minority, non-marketable basis	$	[***]		$	[***]

Probability weighting		[***]	%		[***]	%

Probability-weighted fair value per share		$0.92

In connection with the grants of stock options made on August 9, 2019 and September 11, 2019, the Board concluded that the estimated fair value of the Company’s common stock was $0.97 per share in consideration of the valuation analysis as of May 31, 2019 and other objective and subjective factors as appropriate.1

For financial reporting purposes, linear interpolation was used to calculate the grant date fair value for these grants based on the May 31, 2019 Valuation and the September 30, 2019 Valuation (as defined below). The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, led to the changes in the fair value of the underlying common stock. Applying this linear interpolation, the Company determined the grant date fair value of its common stock for financial reporting purposes for the August 9, 2019 grants was $1.28 per share and for the September 11, 2019 grant was $1.44 per share.

[1]

In connection with the preparation of the Company’s consolidated financial statements, the Company, in consultation with the third-party independent valuation specialist, subsequently determined that the fair value of the Company’s common stock as of May 31, 2019 should have been calculated as $0.92 per share based on the third-party valuation specialist’s original valuation analysis. While the exercise price of stock option grants made in August and September 2019 was $0.97 per share, the Company has reported the grant date fair value of such grants, after taking into account the linear interpolation described herein, based on the revised calculation of $0.92 per share.

CONFIDENTIAL TREATMENT REQUESTED BY REVOLUTION MEDICINES, INC. RVMD-1006

January 27, 2020

September 30, 2019 Valuation and December 18, 2019 Grants

A valuation was performed by the Company with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of September 30, 2019 to be $1.54 per share (the “September 30, 2019 Valuation” and, together with the December 31, 2018 Valuation and the May 31, 2019 Valuation, each, a “Valuation”).

For the September 30, 2019 Valuation, the Company employed the Hybrid Method to compute the probability-weighted value of the common stock across two scenarios: the IPO and the non-IPO scenarios. In the IPO scenario, the Company utilized valuation data reviewed in IPO discussions, taking into account subsequent market trends, to estimate the Company’s pre-IPO valuation of $[***] million (assuming the completion of the IPO in the first quarter of 2020), which was then discounted to $[***] million, as of the valuation date, utilizing a [***]% market weighted-average cost of capital. In the non-IPO scenario, the Company utilized a DCF analysis to estimate the value of the Company’s total stockholders’ equity as $[***] million on a minority, marketable basis. The Company assigned a [***]% probability to the IPO scenario and a [***]% probability to the non-IPO scenario. As of the valuation date, the Company considered the following factors in the aggregate in increasing the probability for the IPO scenario by [***]%, compared to the May 31, 2019 Valuation:

•	The Company confidentially submitted a draft registration statement to the Commission on September 19, 2019; and

•	The Company dosed its first patient in its Phase 1b/2 clinical trial of RMC-4630 in combination with cobimetinib in September 2019.

In applying the OPM for the IPO scenario, the Company utilized an estimated time to liquidity of [***] years, a risk free rate of [***]% and an estimated volatility of [***]%, which resulted in an estimated fair value of the common stock in the IPO scenario of $[***] per share, on a minority, marketable basis. In applying the OPM for the non-IPO scenario, the Company utilized an estimated time to liquidity of [***] years, a risk free rate of [***]% and an estimated volatility of [***]%, which resulted in an estimated fair value of the common stock in the non-IPO scenario of $[***] per share, on a minority, marketable basis. A DLOM of [***]% was applied in the IPO scenario and a DLOM of [***]% was applied in the non-IPO scenario, resulting in estimated fair values of the common stock of $[***] per share and $[***] per share, respectively. The DLOMs were estimated based on consideration of both a simple protective put analysis, as well as the Finnerty Method. Compared to the May 31, 2019 Valuation, the Company applied a lower DLOM in the IPO scenario considering the compressed term to exit. Applying the estimated probabilities of [***]% to the IPO scenario and [***]% to the non-IPO scenario, the Company estimated that the fair value of common stock as of September 30, 2019 was $1.54 per share on a minority, non-marketable basis.

CONFIDENTIAL TREATMENT REQUESTED BY REVOLUTION MEDICINES, INC. RVMD-1007

January 27, 2020

The following table sets forth the results of the Hybrid Method analysis used to determine the estimated value per share of the Company’s common stock in the September 30, 2019 Valuation:

	IPO			Non-IPO
Estimated fair value of common stock on a minority, marketable basis	$	[***]		$	[***]
DLOM		[***]	%		[***]	%

Estimated fair value per share on a minority, non-marketable basis	$	[***]		$	[***]

Probability weighting		[***]	%		[***]	%

Probability-weighted fair value per share		$1.54

In connection with the grants of stock options made on December 18, 2019, the Board concluded that the estimated fair value of the Company’s common stock was $1.54 per share in consideration of the valuation analysis as of September 30, 2019 and other objective and subjective factors as appropriate.

For financial reporting purposes, linear interpolation was used to calculate the grant date fair value for these grants based on the September 30, 2019 Valuation and the Midpoint Price. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors led to the changes in the fair value of the underlying common stock, including the following factors:

•

Continued progress towards an IPO, including that the Company had confidentially submitted a revised draft registration statement to the Commission on October 31, 2019 and had engaged in initial TTW Meetings; and

•

More certainty around the Company’s business and financial position, including that in November 2019, the Company entered into a clinical trial collaboration agreement with Amgen, Inc. to evaluate RMC-4630 in combination with AMG 510, and that in November 2019, the Company received preliminary data from the Company’s Phase 1 clinical program of RMC-4630.

Applying this linear interpolation, the Company has made a determination that the grant date fair value of its common stock for financial reporting purposes for the December 18, 2019 grants was $[***] per share.

DISCUSSION OF PRELIMINARY IPO PRICE RANGE

The Preliminary IPO Price Range was derived by a quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist.

CONFIDENTIAL TREATMENT REQUESTED BY REVOLUTION MEDICINES, INC. RVMD-1008

January 27, 2020

Among the factors that were considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	an assumption that there would be a receptive public trading market for biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that the difference between the Midpoint Price and the fair value of the Company’s common stock as determined by the September 30, 2019 Valuation, is primarily attributable to the fact that the methodology in the September 30, 2019 Valuation incorporated multiple probability-weighted scenarios, not all of which allocate value to the Company’s common stockholders, and inherently decreases the estimated fair value per share due to the combination of (i) the mix of other expected business equity values discounted for their future value and (ii) the application of a discount to account for lack of marketability. In contrast, the Midpoint Price assumes with 100% probability that the Company completes an IPO and the Company’s preferred stock will be converted into common stock during the first quarter of 2020. Additionally, the Midpoint Price assumes only a single potential liquidity event, the IPO, and does not include a DLOM, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Midpoint Price was not impacted by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability.

The Company believes that the remaining difference between the Midpoint Price and fair value of the Company’s common stock as determined by the September 30, 2019 Valuation is attributable to the fact that the valuation report prepared by the Company’s third-party valuation specialist utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO, such as the valuations of recently completed public offerings and the evaluations of those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of clinical development, and recent market conditions. Also, other factors may have an impact, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range determined by the Company and the lead underwriters.

CONCLUSION

In light of the Preliminary IPO Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values of the Company’s common stock

CONFIDENTIAL TREATMENT REQUESTED BY REVOLUTION MEDICINES, INC. RVMD-1009

January 27, 2020

used as the basis for determining stock-based compensation expense in connection with its stock option grants have been reasonable and appropriate.

* * *

CONFIDENTIAL TREATMENT REQUESTED BY REVOLUTION MEDICINES, INC. RVMD-10010

January 27, 2020

Should the Staff have any questions or comments regarding the Registration Statement or this letter, please contact me by telephone at (650) 463-3043 or by e-mail at mark.roeder@lw.com.

Very truly yours,

/s/ Mark Roeder

Mark Roeder

of LATHAM & WATKINS LLP

cc:	Mark Goldsmith, Revolution Medicines, Inc.
Margaret Horn, Revolution Medicines, Inc.
John Williams, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Beth LeBow, Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY REVOLUTION MEDICINES, INC. RVMD-10011